Exhibit 99.198

Pour diffusion immédiate	Le 18 octobre 2021

The Valens Company annonce son entrée sur le marché du Québec

Le Québec est la 8e province à signer une entente d’approvisionnement de distribution avec Valens Les produits de The Valens Company seront bientôt accessibles à plus de 95 % de la population canadienne1

Kelowna (C.-B.), le 18 octobre 2021 – The Valens Company Inc. (TSX : VLNS) (OTCQX : VLNCF) (la « Société », « The Valens Company » ou « Valens »), fabricant de premier plan de produits de cannabis, a annoncé aujourd’hui avoir signé avec la Société québécoise du cannabis (la « SQDC ») une lettre d’intention visant la distribution de ses produits de cannabis au Québec. Cela marque une étape importante pour Valens, qui pénètre ainsi le troisième marché du cannabis en importance au Canada, représentant environ 15 % des ventes au détail de cannabis au Canada2 et environ 22 % de la population canadienne.3

« Nous sommes heureux d’annoncer notre entrée sur le marché québécois », a déclaré Tyler Robson, chef de la direction, cofondateur et président du conseil d’administration de The Valens Company. « Il s’agit d’un jalon important pour The Valens Company, qui dispose d’une plateforme de distribution nationale qui permet maintenant à plus de 95 % de la population canadienne d’avoir accès à nos produits. Cette lettre d’intention met en évidence notre esprit d’innovation, et les consommateurs devraient s’attendre à ce que de nouveaux produits soient bientôt offerts sur le marché québécois. Nous nous attendons à ce que nos produits soient accessibles pour la première fois au début de 2022. »

Chez Valens, c’est personnel.

1 Statistique Canada

2 Statistique Canada, ventes au détail de cannabis en juillet 2021

3 Statistique Canada

À propos de The Valens Company

The Valens Company est une société de premier plan de produits de consommation de cannabis qui possède une grande expertise dans la fabrication de produits à base de cannabinoïdes et qui a pour mission de faire profiter le monde des bienfaits du cannabis. Valens offre des services exclusifs de traitement du cannabis et s’occupe du développement, de la fabrication et de la commercialisation de produits de consommation de cannabis emballés de qualité supérieure. Les produits de haute qualité de Valens sont formulés pour le segment récréatif, le segment santé et bien-être ainsi que le segment consommation de soins de santé et sont offerts dans toutes les catégories de produits de cannabis, la société misant sur la qualité et l’innovation des produits. De plus, Valens fabrique, distribue et vend un large éventail de produits de cannabidiol (CBD) aux États-Unis par l’intermédiaire de sa filiale Green Roads et distribue des produits de cannabis médicinaux sur les marchés internationaux par l’intermédiaire de sa filiale Valens Australia. En partenariat avec des maisons de marques, des entreprises de produits de consommation emballés et des producteurs de cannabis agréés du monde entier, Valens continue d’accroître son portefeuille de produits diversifiés en fonction de l’évolution des préférences des consommateurs de cannabis. Par l’entremise de Valens Labs, Valens est la référence en matière de dépistage et de recherche et développement du cannabis, ayant le seul laboratoire d’analyse agréé ISO17025 au Canada, le The Centre of Excellence in Plant-Based Science de son partenaire et chef de file scientifique mondial, Thermo Fisher Scientific. Pour en savoir plus sur The Valens Company, visitez le site http://www.thevalenscompany.com.

Pour obtenir de plus amples renseignements, communiquez avec :

Jeff Fallows

The Valens Company

The Valens Company

Relations avec les investisseurs

ir@thevalenscompany.com

1 647 956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212 896.1233 / 1 212 896.1203

Médias

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212 896.1265

Mise en garde concernant les déclarations prospectives

Toute l’information contenue dans le présent communiqué, y compris l’information sur la performance financière ou le rendement d’exploitation futur et les autres déclarations de The Valens Company qui expriment les attentes ou les estimations de la direction quant au rendement futur, autres que les déclarations de faits historiques, constitue de l’information prospective ou des déclarations prospectives au sens des lois sur les valeurs mobilières applicables et sont fondées sur les attentes, estimations et projections à la date des présentes. Les déclarations prospectives sont incluses dans le but de fournir de l’information sur les attentes et les plans actuels de la direction à l’égard de l’avenir. Dans la mesure du possible, des termes comme « planifier », « s’attendre à », « prévu », « tendances », « prévisions », « futur », « indications », « éventuel », « estimer », « prévoir », « croire », « avoir l’intention de », « capacité » et des expressions ou déclarations similaires, éventuellement employés au conditionnel, au futur ou à la forme négative, et d’autres expressions analogues ont été employés pour indiquer une information prospective. Les déclarations prospectives spécifiques comprennent, notamment, toute l’information concernant les résultats d’exploitation futurs, les résultats futurs des opérations, la conjoncture économique et les plans d’action prévus. Les investisseurs et autres parties sont avisés qu’il n’y a pas nécessairement de corrélation entre le nombre d’UGS fabriquées et expédiées et les produits d’exploitation et bénéfices, et qu’il ne faut pas se fier indûment à cette information.

Les risques et incertitudes qui peuvent avoir une incidence sur les déclarations prospectives comprennent notamment les risques liés à la réglementation canadienne, les risques liés à la réglementation australienne, les risques liés à la réglementation américaine, la fermeture de la frontière canado-américaine et l’interdiction de voyage aux États-Unis, les incertitudes et les conséquences liées à la pandémie de COVID-19 et les mesures prises pour la contrer, la dépendance à l’égard des licences, l’agrandissement des installations, la concurrence, la dépendance à l’égard de l’approvisionnement en cannabis et à l’égard d’autres intrants clés, la dépendance envers la haute direction et le personnel clé, les risques commerciaux généraux et la responsabilité, la réglementation de l’industrie du cannabis, l’évolution des lois, des règlements et des lignes directrices, le respect des lois, l’historique d’exploitation limité, la vulnérabilité à l’augmentation des coûts énergétiques, la publicité ou la perception des consommateurs défavorables, la responsabilité du fait des produits, les risques liés à la propriété intellectuelle, les rappels de produits, les difficultés liées aux prévisions, à la gestion de la croissance et aux litiges, dont beaucoup sont indépendants de la volonté de The Valens Company. Pour obtenir une analyse plus détaillée des risques auxquels The Valens Company est exposée et qui pourraient faire en sorte que les résultats financiers, le rendement ou les réalisations réels de The Valens Company diffèrent considérablement des résultats, du rendement ou des réalisations futurs estimatifs qui sont exprimés ou sous-entendus dans les déclarations prospectives, veuillez consulter la dernière notice annuelle (en anglais seulement) de The Valens Company qui a été déposée auprès des autorités canadiennes en valeurs mobilières au www.sedar.com ou sur le site Web de The Valens Company au www.thevalenscompany.com. Les facteurs de risques indiqués dans la notice annuelle sont intégrés par renvoi aux présentes. Bien que les déclarations prospectives contenues aux présentes reflètent les convictions actuelles et les hypothèses raisonnables de la direction fondées sur l’information dont elle dispose à la date des présentes, The Valens Company ne peut pas être certaine que les résultats réels seront conformes à cette information prospective. The Valens Company avise le lecteur de ne pas se fier indûment aux déclarations prospectives. The Valens Company décline toute intention ou obligation de mettre à jour ou de réviser toute déclaration prospective, que ce soit à la suite de nouveaux renseignements, d’événements futurs ou autrement, sauf si la loi applicable l’exige. Le présent communiqué ne doit pas être interprété comme une offre de vendre ou la sollicitation d’une offre d’acheter ou de vendre des titres de The Valens Company.

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The Valens Company

230 Carion Rd

Kelowna, (C. B.) V4V 2K5

T. +1 778 755.0052

www.thevalenscompany.com